Exhibit 21.1

CIRCUIT CITY STORES, INC.

Subsidiaries

Name	State or Other Jurisdiction of Incorporation or Organization
CC Aviation, LLC	Virginia

CC Distribution Company of Virginia, Inc.	Virginia

Circuit City Properties, LLC	Virginia

Circuit City Purchasing Company, LLC	Virginia

Circuit City Stores PR, LLC	Puerto Rico

Circuit City Stores West Coast, Inc.	California

Northern National Insurance Ltd.	Bermuda

Ventoux International, Inc.	Delaware

• Circuit City Global Sourcing Limited	Hong Kong

• InterTAN, Inc.	Delaware

• InterTAN Canada, Ltd.	Ontario, Canada

• Tourmalet Corporation	Nova Scotia

XSStuff, LLC	Virginia